================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K


[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee Required]

                     For the fiscal year ended June 30, 1999

                                       OR

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

                  For the transition period from _____ to _____

                          Commission File Number 1-8703


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           WESTERN DIGITAL CORPORATION
                            8105 Irvine Center Drive
                            Irvine, California 92618

                                  INTRODUCTION

         Western Digital Corporation (the "Company") has established the Western Digital Corporation Retirement Savings and Profit Sharing Plan (the "Plan"), formerly known as the Western Digital Corporation Savings and Profit Sharing Plan. The Plan is a cash or deferred arrangement plan intended to qualify under
Section 401(k) of the Internal Revenue Code of 1986, as amended.

                              REQUIRED INFORMATION

I.  Financial Statements:

    These statements are listed in the Index to the Financial Statements.

II. Exhibits:

    Consent of Independent Auditors.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                          WESTERN DIGITAL CORPORATION RETIREMENT
                                          SAVINGS AND PROFIT SHARING PLAN


Date:      December 17, 1999              By:  DUSTON M. WILLIAMS
           -----------------------------     -----------------------------------
                                               Duston M. Williams
                                               Chairman of the Retirement
                                               Plan Committee

                           WESTERN DIGITAL CORPORATION
                   RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                                                                            Page
                                                                            ----
Independent Auditors' Report ................................................  5

Statements of Net Assets Available for Plan Benefits as of
         June 30, 1998 and 1999.............................................   6

Statements of Changes in Net Assets Available for Plan Benefits
         for the years ended June 30, 1998 and 1999.........................   7

Notes to Financial Statements.............................................  8-17

Schedule I -- Item 27a -- Schedule of Assets Held for
         Investment Purposes ..............................................   18

Schedule II -- Item 27b -- Schedule of Loans or
         Fixed Income Obligations..........................................   19

Schedule III -- Item 27d -- Schedule of Reportable Transactions..........     20

All other schedules are omitted because they are not required by Department of Labor regulations or are not applicable.

                          INDEPENDENT AUDITORS' REPORT

Retirement Plan Committee of the Board of Directors
Western Digital Corporation Retirement Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Western Digital Corporation Retirement Savings and Profit Sharing Plan (the "Plan") as of June 30, 1998 and 1999 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Western Digital Corporation Retirement Savings and Profit Sharing Plan as of June 30, 1998 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes, Schedule of Loans or Fixed Income Obligations and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                     KPMG LLP

Orange County, California
December 7, 1999

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                 (IN THOUSANDS)


                                                                       June 30,
                                                              ------------------------
                                                                1998            1999
                                                              --------        --------
Assets
      Investments, at current value: (Notes 1, 2, 4 and 5)
           Debt and equity securities .....................   $138,486        $154,407
           Participant loans ..............................      5,147           4,692
                                                              --------        --------
                Total investments .........................    143,633         159,099
      Cash and cash equivalents ...........................         63             113
                                                              --------        --------
                Total assets ..............................   $143,696        $159,212
                                                              ========        ========
Net assets available for Plan benefits:
           Available to terminated participants ...........   $ 31,301        $ 58,134
           Available to continuing participants ...........    112,395         101,078
                                                              --------        --------
                Net assets available for Plan benefits.....   $143,696        $159,212
                                                              ========        ========


   The accompanying notes are an integral part of these financial statements.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                 (IN THOUSANDS)


                                                       Year ended June 30,
                                                   --------------------------
                                                     1998              1999
                                                   ---------         --------
Additions to net assets:
      Participants' contributions .........        $  13,468         $ 13,501
      Employer's contributions ............            2,880            3,234
                                                   ---------         --------
           Total contributions ............           16,348           16,735
                                                   ---------         --------

      Interest and dividend income ........            7,973            8,967
      Realized/unrealized gain (loss) .....          (12,638)           3,334
                                                   ---------         --------
           Total investment income (loss) .           (4,665)          12,301
                                                   ---------         --------

           Total additions ................           11,683           29,036

Deductions from net assets:
      Participant distributions paid ......            7,424           13,520
                                                   ---------         --------

           Increase in net assets available
               for Plan benefits ..........            4,259           15,516
Net assets available for Plan benefits at
       beginning of year ..................          139,437          143,696
                                                   ---------         --------
Net assets available for Plan benefits at
       end of year ........................        $ 143,696         $159,212
                                                   =========         ========


   The accompanying notes are an integral part of these financial statements.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 1998 AND 1999

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation

    The accompanying financial statements of the Western Digital Corporation Retirement Savings and Profit Sharing Plan (the "Plan"), formerly known as the Western Digital Corporation Savings and Profit Sharing Plan, have been prepared on an accrual basis of accounting and present the net assets available for Plan benefits as of June 30, 1998 and 1999 and changes in net assets available for Plan benefits for the years ended June 30, 1998 and 1999.

    Valuation of Investments

    Investments in marketable securities and common stock traded on national securities exchanges are valued at current market values, determined through reference to public market information on the last business day of the Plan's fiscal year. Securities not traded on the last business day are valued at the last reported bid price. At June 30, 1998 and 1999, the Plan held investments in mutual funds, which are reported at fair market value. Cash and cash equivalents are valued at cost plus accrued interest which approximates market. Participant loans are carried at their outstanding balance which approximates fair market value.

    Income Tax Status

    The Internal Revenue Service has determined and informed Western Digital Corporation (the "Company") by a letter dated January 17, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the requirements of the IRC.

    Use of Estimates

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(2) DESCRIPTION OF THE PLAN

    General

    The Plan is a defined contribution plan as defined by the Employee Retirement Income Security Act of 1974. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    Contributions

    U.S.- based employees of the Company, who meet the Plan's eligibility criteria, are eligible to participate in the Plan and to receive employer matching contributions. Eligible employees may elect to contribute up to 14% of their compensation on a pretax basis and 9% of their compensation on an after tax basis (with an aggregate limit of 14%) for investment in 12 funds, provided that contributions do not exceed IRS limitations. The Company may make contributions equal to 50% of pretax participant contributions to the Plan, up to the first 5% of the participant's compensation. The Company may also make additional contributions at its discretion. The Company may suspend matching contributions when it does not have

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN sufficient net profits to make the applicable matching contribution. Contributions to the Plan are recorded as soon as administratively possible after the Company makes payroll deductions from Plan participants.

    Investments

    Participants designate their contributions, and those made by the Company, for investment in any or all of the following funds:

      Fund                                Investment Strategy
      ----                                -------------------

   Puritan Fund         The Puritan Fund purchases shares in the Fidelity
                        Puritan Mutual Fund, which invests primarily in common stock, preferred stock and bonds of corporations with an emphasis on growth.

   Blue Chip            The Blue Chip Fund purchases shares in the Fidelity Blue
   Fund                 Chip Mutual Fund, which invests primarily in common
                        stock of well-known and established companies.

   Magellan Fund        The Magellan Fund purchases shares in the Fidelity
                        Magellan Mutual Fund, which invests primarily in common stock and securities convertible into common stock of corporations with an emphasis on capital appreciation.

   Stable Value         The Stable Value Fund purchases shares in the
   Fund                 T. Rowe Price Stable Value Mutual Fund, which invests
                        primarily in guaranteed investment contracts ("GICs"), bank investment contracts ("BICs") and structured investment contracts ("SICs").

   Western              The Western Digital Common Stock Fund invests in
   Digital              the Company's common stock.
   Common
   Stock Fund

   International        The International Stock Fund purchases shares in the T.
   Stock Fund           Rowe Price International Stock Stock Fund Mutual Fund,
                        which invests primarily in common stock of well-established, non-U.S. corporations.

   Small-Cap            The Small-Cap Value Fund purchases shares in the
   Value Fund           T. Rowe Price Small-Cap Value Mutual Fund Fund, which
                        invests primarily in common stock of corporations with a market value of $500 million or less that appear undervalued compared to industry norms.

   Science &            The Science and Technology Fund purchases shares in
   Technology           the T. Rowe Price Science and Technology Fund Technology
   Fund                 Mutual Fund, which invests primarily in common stock of
                        companies expected to benefit from the development, advancement, and use of science and technology.

   Equity Income        The Equity Income Fund purchases shares in the T. Rowe
   Fund                 Price Equity Income Mutual Fund, which invests primarily
                        in dividend-paying common stock, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

      Fund                                Investment Strategy
      ----                                -------------------

   Spectrum Income      The Spectrum Income Fund purchases shares in the T. Rowe
   Fund                 Price Spectrum Income Mutual Fund, which invests
                        primarily in a diversified group of T. Rowe Price mutual funds which, in turn, invest principally in fixed income securities.

   Equity Index Trust   The Equity Index Fund purchases shares in the T. Rowe
                        Price Equity Index Trust, which invests in, to the extent practicable, all 500 stocks the Standard & Poor's
                        500 Stock Index comprises in proportion to their respective weighting in the index.

   Small Company        The Small Company Growth Fund purchases shares in the
   Growth Fund          Warburg Pincus Small Company Growth Portfolio Mutual
                        Fund, which invests primarily in common stock of small-sized domestic corporations.

As of June 30, 1999, all of the Plan's assets were invested in mutual funds, Western Digital common stock, cash and cash equivalents or participant loans. Participants may transfer all or a portion of the balance in their accounts between investment funds on a daily basis.

As of June 30, 1999, the following investments represented greater than 5% of the market value of the Plan's net assets (in thousands):

                Fund                             Market Value
                ----                             ------------
                Puritan Fund                       $18,810
                Blue Chip Fund                      11,994
                Magellan Fund                       38,632
                Stable Value Fund                   26,773
                Western Digital Stock Fund          13,984
                Science & Technology Fund           16,536
                Equity Income Fund                   9,609

Participant Loans

Loans can be made to a participant up to an amount equal to the lesser of $50,000 reduced by the participant's highest outstanding balance during the preceding 12 months or 50% of a participant's vested account balance. The loans bear interest at 1% above the current prime rate published by T. Rowe Price Trust Company and are generally payable in installments over periods ranging from one to five years, unless the loan is used for the purchase of a primary residence, in which case the repayment period may be up to ten years. Principal and interest payments are allocated to the participants' accounts in the same manner as their current contributions. The Plan allows participants to have no more than two active loans at a time. The annual interest rate charged on employee loans during 1999 ranged from 7.0% to 11.9%.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

Participant Accounts

A separate account is maintained for each participant in each designated fund. Each account is adjusted for contributions and net investment income or loss on a daily basis. Net investment income or loss is allocated to the accounts in the same proportion as the participant's beginning account balance invested in the fund (as defined in the Plan) bears to the total of all participants' beginning account balances invested in the fund.

Payment of Benefits

Upon termination, participants may receive a lump-sum payment in cash and/or shares of the Company's common stock. The nonvested portion of terminated participants' accounts is forfeited subject to a five-year reinstatement period. Forfeitures are allocated annually to remaining participants in the same ratio as each participant's compensation for the plan year bears to the total compensation for the plan year of all participants eligible to share in the allocation.

Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

Vesting

Participants are at all times one hundred percent vested in the value of their voluntary contributions and the Company's profit sharing contributions. A participant is fully vested in the Company's matching contributions and earnings thereon after five years of service (as defined in the Plan), or upon retirement (at normal retirement age), permanent disability or death. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become fully vested in their accounts.

Administration of the Plan

The Retirement Plan Committee (the "Committee"), appointed by the Board of Directors and consisting of at least three members, has the authority to control and manage the operation and administration of the Plan. The assets of the Plan are held in a non-discretionary trust by T. Rowe Price Trust Company as trustee and are administered under a trust agreement which requires that the trustee hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Committee or its designees. The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are paid by the Company or charged to the trust at the discretion of the Company.

(3) PROFIT SHARING FEATURE

The Company adopted an annual profit sharing feature effective as of the beginning of the Company's 1992 fiscal year. All eligible domestic employees of the Company who are employed on the last day of the Company's fiscal year are eligible to participate in the profit sharing component. The amount of profit sharing paid to participants is dependent upon their eligible compensation earned during the fiscal year. A portion of each eligible participant's allocation of the Company's profit sharing contribution is deposited into an individual profit sharing account established under the Plan (0% of eligible fiscal year compensation in 1998 and 1999) and the excess allocable to such participant, if any, is paid as a fiscal year-end cash bonus. Benefits are generally payable following retirement, disability, death, hardship or termination of employment. During 1998 and 1999, the Company did not authorize any defined pre-tax profits to be allocated to the participants. In 1998 and 1999, the Company did not contribute to the profit sharing feature of the Plan.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

(4) INVESTMENTS

    The Plan's investments consist of the following at June 30, 1998 (in thousands):

                                                             Shares                        Current
                                                              Held          Cost            Value
                                                             ------         ----           -------
Puritan Fund:
    Fidelity Puritan Mutual Fund .................             880        $ 15,195        $ 18,597

Blue Chip Fund:
    Fidelity Blue Chip Mutual Fund ...............             163           5,956           7,651

Magellan Fund:
    Fidelity Magellan Mutual Fund ................             287          24,161          31,516

Stable Value Fund:
    T. Rowe Price Stable Value Mutual Fund .......          25,372          25,372          25,372

Western Digital Common Stock Fund ................           1,303          26,263          15,392

International Stock Fund:
    T. Rowe Price International Stock Mutual Fund              213           2,973           3,252

Small-Cap Value Fund:
    T. Rowe Price Small-Cap Value Mutual Fund ....             310           6,476           7,437

Science & Technology Fund:
    T. Rowe Price Science & Technology Mutual Fund             340          10,461          10,777

Equity Income Fund:
    T. Rowe Price Equity Income Mutual Fund ......             412           9,774          11,232

Spectrum Income Fund:
    T. Rowe Price Spectrum Income Mutual Fund ....             215           2,487           2,536

Equity Index Trust:
    T. Rowe Price Equity Index Trust .............             144           3,624           4,199

Small Company Growth Fund:
    Warburg Pincus Small Company Growth Portfolio
    Mutual Fund ..................................              33             503             525

Western Digital Participant Loans ................              --           5,147           5,147
                                                                          --------        --------
                                                                          $138,392        $143,633
                                                                          ========        ========

         WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (CONTINUED)

The Plan's investments consist of the following at June 30, 1999 (in thousands):

                                                           Shares                          Current
                                                            Held            Cost            Value
                                                           ------           ----           -------
Puritan Fund:
    Fidelity Puritan Mutual Fund .................             910        $ 16,012        $ 18,810

Blue Chip Fund:
    Fidelity Blue Chip Mutual Fund ...............             220           9,028          11,994

Magellan Fund:
    Fidelity Magellan Mutual Fund ................             298          26,926          38,632

Stable Value Fund:
    T. Rowe Price Stable Value Mutual Fund .......          26,773          26,773          26,773

Western Digital Common Stock Fund ................           2,151          33,223          13,984

International Stock Fund:
    T. Rowe Price International Stock Mutual Fund              211           2,970           3,297

Small-Cap Value Fund:
    T. Rowe Price Small-Cap Value Mutual Fund ....             229           4,597           4,533

Science & Technology Fund:
    T. Rowe Price Science & Technology Mutual Fund             336          10,894          16,536

Equity Income Fund:
    T. Rowe Price Equity Income Mutual Fund ......             330           7,972           9,609

Spectrum Income Fund:
    T. Rowe Price Spectrum Income Mutual Fund ....             236           2,716           2,637

Equity Index Trust:
    T. Rowe Price Equity Index Trust .............             194           5,409           6,956

Small Company Growth Fund:
    Warburg Pincus Small Company Growth Portfolio
    Mutual Fund ..................................              40             588             646

Western Digital Participant Loans ................              --           4,692           4,692
                                                                          --------        --------
                                                                          $151,800        $159,099
                                                                          ========        ========

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

(5) NET ASSETS AND CHANGES IN NET ASSETS BY FUND

    The net assets at June 30, 1998 and 1999 and changes in net assets for the years ended June 30, 1998 and 1999, allocated to the separate investment funds are shown below.

    Net assets available for Plan benefits by fund (in thousands):


                                                                           June 30, 1998
                                    -------------------------------------------------------------------------------------------
                                                                                              Western       Inter-
                                                     Blue                       Stable        Digital     national    Small-Cap
                                    Puritan          Chip      Magellan          Value         Common        Stock        Value
                                       Fund          Fund          Fund           Fund     Stock Fund         Fund         Fund
                                    -------       -------      --------       --------     ----------     --------    ---------
Assets
  Investments, at current
    value ...................       $18,597       $ 7,651       $31,516       $ 25,372        $15,392       $3,252       $7,437
  Cash and cash equivalents .            55            --            --              8             --           --           --
                                    -------       -------       -------       --------        -------       ------       ------
                                     18,652         7,651        31,516         25,380         15,392        3,252        7,437
  Interfund receivable
   (payable) ................             7             6            10            (64)            13            3            4
                                    -------       -------       -------       --------        -------       ------       ------

Net assets available for
  Plan benefits .............       $18,659       $ 7,657       $31,526       $ 25,316        $15,405       $3,255       $7,441
                                    =======       =======       =======       ========        =======       ======       ======


                                                                  June 30, 1998 (continued)
                                 -------------------------------------------------------------------------------------------
                                  Science &       Equity     Spectrum      Equity          Small
                                 Technology       Income       Income       Index        Company    Participant        Total
                                       Fund         Fund         Fund       Trust    Growth Fund          Loans         Plan
                                 ----------      -------     --------      ------    -----------    -----------     --------
Assets
  Investments, at current
    value ...................       $10,777      $11,232       $2,536      $4,199         $  525       $  5,147     $143,633
  Cash and cash equivalents .            --           --           --          --             --             --           63
                                    -------      -------       ------      ------         ------       --------     --------
                                     10,777       11,232        2,536       4,199            525          5,147      143,696
  Interfund receivable
   (payable) ................             8            6            2           4              1             --           --
                                    -------      -------       ------      ------         ------       --------     --------
Net assets available for
  Plan benefits .............       $10,785      $11,238       $2,538      $4,203         $  526       $  5,147     $143,696
                                    =======      =======       ======      ======         ======       ========     ========

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (CONTINUED)

Net assets available for Plan benefits by fund (in thousands):

                                                                          June 30, 1999
                                    -----------------------------------------------------------------------------------------
                                                                                            Western       Inter-
                                                    Blue                      Stable        Digital     national    Small-Cap
                                    Puritan         Chip      Magellan         Value         Common        Stock        Value
                                       Fund         Fund          Fund          Fund     Stock Fund         Fund         Fund
                                    -------      -------      --------      --------     ----------     --------    ---------
Assets
  Investments, at current
    value ...................       $18,810      $11,994       $38,632      $ 26,773        $13,984       $3,297       $4,533
  Cash and cash equivalents .            --           --            --            33             --            5            5
                                    -------      -------       -------      --------        -------       ------       ------
                                     18,810       11,994        38,632        26,806         13,984        3,302        4,538
  Interfund receivable
    (payable) ...............            10           13            18          (106)            16            5            4
                                    -------      -------       -------      --------        -------       ------       ------
Net assets available for
  Plan benefits .............       $18,820      $12,007       $38,650      $ 26,700        $14,000       $3,307       $4,542
                                    =======      =======       =======      ========        =======       ======       ======

                                                                 June 30, 1999 (continued)
                               ------------------------------------------------------------------------------------------
                                Science &     Equity     Spectrum       Equity          Small
                               Technology     Income       Income        Index        Company    Participant        Total
                                     Fund       Fund         Fund        Trust    Growth Fund          Loans         Plan
                               ----------     ------     --------       ------    -----------    -----------     --------
Assets
  Investments, at current
    value .................       $16,536     $9,609       $2,637       $6,956         $  646       $  4,692     $159,099
Cash and cash equivalents .            37         33           --           --             --             --          113
                                  -------     ------       ------       ------         ------       --------     --------
                                   16,573      9,642        2,637        6,956            646          4,692      159,212
  Interfund receivable
    (payable) .............            17          9            3           10              1             --           --
                                  -------     ------       ------       ------         ------       --------     --------
Net assets available for
  Plan benefits ...........       $16,590     $9,651       $2,640       $6,966         $  647       $  4,692     $159,212
                                  =======     ======       ======       ======         ======       ========     ========

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (CONTINUED)

      Changes in net assets available for Plan benefits by fund (in thousands):

                                                                Year ended June 30, 1998
                                       -----------------------------------------------------------------------------------------
                                                                                              Western       Inter-
                                                      Blue                      Stable        Digital     national     Small-Cap
                                        Puritan       Chip      Magellan         Value         Common        Stock         Value
                                           Fund       Fund          Fund          Fund     Stock Fund         Fund          Fund
                                       --------     ------      --------      --------     ----------     ---------    ---------
Additions to net assets:
  Participants' contributions ...      $    912     $  953      $  1,689      $  2,821       $  1,961       $   511       $  889
  Employer's contributions ......           250        185           376           561            467           109          179
  Interest and dividend income ..         1,411        287         1,962         1,474             (3)          149          447
  Realized/unrealized gain (loss)         1,582      1,231         5,147            --        (23,110)          (60)         591
                                       --------     ------      --------      --------       --------       -------       ------

      Total additions ...........         4,155      2,656         9,174         4,856        (20,685)          709        2,106
                                       --------     ------      --------      --------       --------       -------       ------

Deductions from net assets:
  Participant distributions paid            706        180         2,160         1,877          1,174           147          380
  Net forfeitures transferred
    out (in) ....................            (2)        --             2            (4)             2            (1)          --
                                       --------     ------      --------      --------       --------       -------       ------
      Total deductions ..........           704        180         2,162         1,873          1,176           146          380
                                       --------     ------      --------      --------       --------       -------       ------

Net interfund transfers .........        (1,151)       710            (6)       (3,694)          (279)         (470)         425
                                       --------     ------      --------      --------       --------       -------       ------

Increase (decrease) in net assets
     available for Plan benefits          2,300      3,186         7,006          (711)       (22,140)           93        2,151
Net assets available for Plan
 benefits at:
    Beginning of year ...........        16,359      4,471        24,520        26,027         37,545         3,162        5,290
                                       --------     ------      --------      --------       --------       -------       ------
    End of year .................      $ 18,659     $7,657      $ 31,526      $ 25,316       $ 15,405       $ 3,255       $7,441
                                       ========     ======      ========      ========       ========       =======       ======


                                                             Year ended June 30, 1998 (continued)
                                     -----------------------------------------------------------------------------------------
                                                                                          Small
                                      Science &      Equity    Spectrum       Equity    Company
                                     Technology      Income      Income        Index     Growth    Participant           Total
                                           Fund        Fund        Fund        Trust       Fund          Loans            Plan
                                     ----------     -------    --------      -------    -------    -----------       ---------
Additions to net assets:
  Participants' contributions ...      $  1,346     $ 1,355      $  368      $   547       $116        $    --       $  13,468
  Employer's contributions ......           311         255          67          100         20             --           2,880
  Interest and dividend income ..           838         898         119           --         --            391           7,973
  Realized/unrealized gain (loss)           469         786          39          641         46             --         (12,638)
                                       --------     -------      ------      -------       ----        -------       ---------

      Total additions ...........         2,964       3,294         593        1,288        182            391          11,683
                                       --------     -------      ------      -------       ----        -------       ---------

Deductions from net assets:
  Participant distributions paid            618         546          62           84         51           (561)          7,424
  Net forfeitures transferred
    out (in) ....................             1           2           2           (2)        --             --              --
                                       --------     -------      ------      -------       ----        -------       ---------
      Total deductions ..........           619         548          64           82         51           (561)          7,424
                                       --------     -------      ------      -------       ----        -------       ---------

Net interfund transfers .........          (722)      1,013         880        2,924        370             --              --
                                       --------     -------      ------      -------       ----        -------       ---------

Increase (decrease) in net assets
  available for Plan benefits             1,623       3,759       1,409        4,130        501            952           4,259
Net assets available for Plan
 benefits at:
    Beginning of year ...........         9,162       7,479       1,129           73         25          4,195         139,437
                                       --------     -------      ------      -------       ----        -------       ---------
    End of year .................      $ 10,785     $11,238      $2,538      $ 4,203       $526        $ 5,147       $ 143,696
                                       ========     =======      ======      =======       ====        =======       =========

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (CONTINUED)

Changes in net assets available for Plan benefits by fund (in thousands):

                                                                      Year ended June 30, 1999
                                       ---------------------------------------------------------------------------------------
                                                                                            Western       Inter-
                                                       Blue                    Stable       Digital     national     Small-Cap
                                        Puritan        Chip      Magellan       Value        Common        Stock         Value
                                           Fund        Fund          Fund        Fund    Stock Fund         Fund          Fund
                                       --------     -------      --------     -------    ----------     --------     ---------
Additions to net assets:
  Participants' contributions ...      $  1,077     $ 1,315      $  1,707     $ 2,469      $  1,884      $   442       $   628
  Employer's contributions ......           261         281           413         609           495          108           154
  Interest and dividend income ..         1,945         362         2,911       1,533            (9)         118           391
  Realized/unrealized gain (loss)          (148)      1,643         5,618          --        (9,878)          73        (1,264)
                                       --------     -------      --------     -------      --------      -------       -------

      Total additions ...........         3,135       3,601        10,649       4,611        (7,508)         741           (91)
                                       --------     -------      --------     -------      --------      -------       -------

Deductions from net assets:
  Participant distributions paid          1,099         713         2,814       3,561           932          184           318
  Net forfeitures transferred
    out (in) ....................             2          --            10           2            (9)          (1)            2
                                       --------     -------      --------     -------      --------      -------       -------
      Total deductions ..........         1,101         713         2,824       3,563           923          183           320
                                       --------     -------      --------     -------      --------      -------       -------

Net interfund transfers .........        (1,873)      1,462          (701)        336         7,026         (506)       (2,488)
                                       --------     -------      --------     -------      --------      -------       -------

Increase (decrease) in net assets
     available for Plan benefits            161       4,350         7,124       1,384        (1,405)          52        (2,899)
Net assets available for Plan
  benefits at:
    Beginning of year ...........        18,659       7,657        31,526      25,316        15,405        3,255         7,441
                                       --------     -------      --------     -------      --------      -------       -------
    End of year .................      $ 18,820     $12,007      $ 38,650     $26,700      $ 14,000      $ 3,307       $ 4,542
                                       ========     =======      ========     =======      ========      =======       =======


                                                          Year ended June 30, 1999 (continued)
                                     ------------------------------------------------------------------------------------------
                                                                                             Small
                                      Science &       Equity      Spectrum       Equity    Company
                                     Technology       Income        Income        Index     Growth     Participant        Total
                                           Fund         Fund          Fund        Trust       Fund           Loans         Plan
                                     ----------     --------      --------      -------    -------     -----------     --------
Additions to net assets:
  Participants' contributions ...      $  1,388     $  1,034       $   422      $ 1,018       $117         $    --     $ 13,501
  Employer's contributions ......           330          246            88          222         27              --        3,234
  Interest and dividend income ..           314          778           206           (3)        --             421        8,967
  Realized/unrealized gain (loss)         5,736          549          (142)       1,139          8              --        3,334
                                       --------     --------       -------      -------       ----         -------     --------

      Total additions ...........         7,768        2,607           574        2,376        152             421       29,036
                                       --------     --------       -------      -------       ----         -------     --------

Deductions from net assets:
  Participant distributions paid          1,116        1,040           284          548         35            (876)      13,520
  Net forfeitures transferred
    out (in) ....................            (1)          --            --           (5)        --              --           --
                                       --------     --------       -------      -------       ----         -------     --------
      Total deductions ..........         1,115        1,040           284          543         35            (876)      13,520
                                       --------     --------       -------      -------       ----         -------     --------

Net interfund transfers .........          (848)      (3,154)         (188)         930          4              --           --
                                       --------     --------       -------      -------       ----         -------     --------

Increase (decrease) in net assets
     available for Plan benefits          5,805       (1,587)          102        2,763        121            (455)      15,516
Net assets available for Plan
  benefits at:
    Beginning of year ...........        10,785       11,238         2,538        4,203        526           5,147      143,696
                                       --------     --------       -------      -------       ----         -------     --------
    End of year .................      $ 16,590     $  9,651       $ 2,640      $ 6,966       $647         $ 4,692     $159,212
                                       ========     ========       =======      =======       ====         =======     ========

                                                                      SCHEDULE I

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

           ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  JUNE 30, 1999
                                 (IN THOUSANDS)

(a)  Identity of Issuer, Borrower,      Description of Investment,                                      Current
     Lessor or Similar Party            Including Collateral or Par Value                 Cost           Value
     -----------------------------      ---------------------------------               --------        --------
     Fidelity Retirement Services       910 shares Fidelity Puritan Mutual Fund         $ 16,012        $ 18,810

     Fidelity Retirement Services       220 shares Fidelity Blue Chip Mutual Fund          9,028          11,994

     Fidelity Retirement Services       298 shares Fidelity Magellan Mutual Fund          26,926          38,632

     *T. Rowe Price Trust               26,733 shares T. Rowe Price Stable
      Company                           Value Mutual Fund                                 26,773          26,773

     *T. Rowe Price Trust               211 shares T. Rowe Price International
      Company                           Stock Mutual Fund                                  2,970           3,297

     *T. Rowe Price Trust               229 shares T. Rowe Price Small-Cap
      Company                           Value Mutual Fund                                  4,597           4,533

     *T. Rowe Price Trust               336 shares T. Rowe Price Science
      Company                           & Technology Mutual Fund                          10,894          16,536

     *T. Rowe Price Trust               330 shares T. Rowe Price Equity
      Company                           Income Mutual Fund                                 7,972           9,609

     *T. Rowe Price Trust               236 shares T. Rowe Price Spectrum
      Company                           Income Mutual Fund                                 2,716           2,637

     *T. Rowe Price                     194 shares T. Rowe Price Equity Index Trust
      Company                           Mutual Fund                                        5,409           6,956

      Warburg Pincus Funds              40 shares of Warburg Pincus Small Company
                                        Growth Portfolio Mutual Fund                         588             646

     *Western Digital Corporation       2,151 shares common stock; $.01 par value         33,223          13,984

      Plan Participants                 767 participant loans with annual interest
                                        rates ranging from 7.0% to 11.9%                   4,692           4,692
                                                                                        --------        --------

                                                                                        $151,800        $159,099
                                                                                        ========        ========


*  Parties in interest.


                 See accompanying independent auditors' report.

                                                                     SCHEDULE II

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

            ITEM 27b -- SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                            YEAR ENDED JUNE 30, 1999

                                Original      Amount      Report
Identity and                      Amount    Received        Year    Unpaid      Issue   Maturity   Interest      Amount    Overdue
Obligator                        of Loan   Principal    Interest   Balance       Date       Date       Rate   Principal   Interest
--------------------            --------   ---------    --------   -------   --------   --------   --------   ---------   --------
Loans in Default (in thousands):

Ladick, Andrew J. ...........        $13     $    --     $    --       $12    7/25/94   12/15/04      8.25%         $12         $6

Tinajero, Michelle S. .......          2          --          --         2    8/16/96    9/14/99      9.25%           2         --

Wollum, Glenn E. ............         17          --          --        16   10/23/95    11/1/99     10.00%          16          5

Ibale, Federico Y. ..........         10          --          --         8     4/1/95     6/9/00      9.50%           8          2

Moore, Barbra L. ............         12          --          --         5   12/11/92   12/12/97      7.00%           5          1

Huang, Lipson S. ............         16          --          --        15    7/25/94   12/17/04      8.25%          15          8

Rachapaetayakom, Benjarong ..          3          --          --         3     2/1/95    3/31/00      9.50%           3          1

Donrgan, Steven .............          7          --          --         3   12/11/92   12/15/97      7.00%           3          1

Vu, Chinh L. ................         10          --          --         9   10/11/95    8/21/00     10.00%           9          2


                 See accompanying independent auditors' report.

                                                                    SCHEDULE III

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                 ITEM 27D -- SCHEDULE OF REPORTABLE TRANSACTIONS

                            YEAR ENDED JUNE 30, 1999

                                                                                                               Current
                                                                                     Expense                  Value of
                                                                                    Incurred                  Asset on        Net
Identity of                                    Purchase   Selling      Lease            with        Cost   Transaction       Gain
Party Involved       Description of Asset         Price     Price     Rental     Transaction    of Asset          Date     (Loss)
--------------       --------------------      --------   -------     ------     -----------    --------   -----------     ------
Series of Transactions in Excess of 5% of Current
 Value of the Plan's Assets (in thousands):

Fidelity Retirement  Fidelity Puritan Mutual
  Services             Fund                       3,796        --         --              --       3,796         3,796         --

Fidelity Retirement  Fidelity Puritan Mutual
  Services             Fund                       3,026     3,434         --              --       3,026         3,434        408

Fidelity Retirement  Fidelity Magellan Mutual
  Services             Fund                       6,714        --         --              --       6,714         6,714         --

Fidelity Retirement  Fidelity Magellan Mutual
  Services             Fund                       4,263     5,217         --              --       4,263         5,217        954

Western Digital
  Corporation        Common Stock                13,162        --         --              --      13,162        13,162         --

Western Digital
  Corporation        Common Stock                 5,282     4,692         --              --       5,282         4,692      (590)

T. Rowe Price        T. Rowe Price
  Trust                Stable Value
  Company              Mutual Fund               12,146        --         --              --      12,146        12,146         --

T. Rowe Price        T. Rowe Price
  Trust                Stable Value
  Company              Mutual Fund               10,763    10,763         --              --      10,763        10,763         --

T. Rowe Price        T. Rowe Price
  Trust                Science & Technology
  Company              Mutual Fund                4,175        --         --              --       4,175         4,175         --

T. Rowe Price        T. Rowe Price
  Trust                Science & Technology
  Company              Mutual Fund                3,876     4,150         --              --       3,876         4,150        274


Transactions in Excess of 5% of Current Value of the Plan's Assets:

None


                 See accompanying independent auditors' report.

                           WESTERN DIGITAL CORPORATION
                   RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                                INDEX TO EXHIBITS
                                -----------------

                                                                  Sequentially
Exhibit       Description                                         Numbered Page
-------       -----------                                         -------------
  23.         Consent of Independent Auditors...................       22